UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 2
to

SCHEDULE TO
(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ANIXTER INTERNATIONAL INC.

(Name of Subject Company (Issuer))

ANIXTER INTERNATIONAL INC.

(Name of Filing Person (Issuer))

Liquid Yield OptionTM Notes due 2033
(Title of Class of Securities)

035290AD7
035290AF2
(CUSIP Numbers of Class of Securities)

John A. Dul
Vice President, General Counsel and Secretary
Anixter International Inc.
2301 Patriot Blvd.
Glenview, Illinois 60026
(224) 521-8000
(Name, Address, and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David McCarthy
Schiff Hardin LLP
6600 Sears Tower
Chicago, IL 60606
(312) 258-5500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$212,795,471	$26,962

*	This estimate is made pursuant to Rule 457(f) of the Securities Act solely for the purpose of calculating the registration fee. The price per unit is based on the average bid and asked price for the Registrant’s LYONs™ on November 3, 2004, reduced by an exchange fee of $1.00 for each $1,000 principal amount at maturity.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $26,962
          Form or Registration No.: S-4 (333-120279)
          Filing Party: Anixter International Inc.
          Date Filed: November 8, 2004.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       ☐ third-party tender offer subject to Rule 14d-1.

       ☒ issuer tender offer subject to Rule 13e-4.

       ☐ going-private transaction subject to Rule 13e-3.

       ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

     This Amendment No. 2 to Issuer Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by Anixter International Inc., a Delaware corporation (the “Company”), to exchange $1,000 principal amount at maturity of the Company’s Zero Coupon Convertible Securities due 2033 (the “New Securities”) plus an exchange fee of $1.00 in cash for each $1,000 principal amount at maturity of validly tendered and accepted outstanding Liquid Yield Option™ Notes due 2033 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus (as may be amended and supplemented from time to time, the “Prospectus”) which is part of Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission on Form S-4 (333-120279) relating to the New Securities to be issued in the offer (the “Registration Statement”). The terms and condition of the offer are set forth in the Prospectus and the related Letter of Transmittal, which are exhibits(a)(1)(i) and (a)(1)(ii) hereto.

     The information set forth in the Prospectus, including the exhibits thereto, and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to all items required in the Schedule TO.

     This Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet

     The information under the headings “Questions and Answers about the Exchange Offer” and “Summary” in the Prospectus is incorporated herein by reference.

Item 2. Subject Company Information

     (a) Name and Address. The name of the issuer of the Old Securities is Anixter International Inc. The address of its principal executive office is 2301 Patriot Blvd., Glenview, Illinois 60026. Its telephone number is (224) 521-8000.

     (b) Securities. The information is set forth under the subheading “Summary -- Material Differences Between the Old Securities and New Securities” is incorporated herein by reference.

     (c) Trading Market and Price. There is no established reporting system or trading market for trading in the LYONs; the LYONs currently are traded over-the-counter. Accordingly, Merrill Lynch & Co. has advised us that there is no practical way to determine the trading history of the LYONs. We believe that trading in the LYONs has been limited and sporadic.

Item 3. Identity and Background of Filing Person

     (a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. The Company is the filing person.

Item 4. Terms Of The Transaction

     (a) Material Terms. The information under the headings “Questions and Answers about the Exchange Offer”, “Summary,” “The Exchange Offer,” “Description of the New Securities” and “Certain United States Federal Income Tax Consequences” in the Prospectus is incorporated herein by reference.

     (b) Purchases. No Old Securities are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations And Agreements

     None.

Item 6. Purposes Of The Transaction And Plans Or Proposals

     (a) Purposes. The information under the heading “Questions and Answers about the Exchange Offer” and the subheadings “Summary—The Exchange Offer—Purpose of the Exchange Offer” and “Summary—The Exchange Offer—Use of Proceeds” in the Prospectus is incorporated herein by reference.

     (b) Use of Securities Acquired. The Old Securities acquired in the transaction will be retired.

     (c) Plans. None.

Item 7. Source And Amount Of Funds Or Other Consideration

     (a) Source of Funds. The consideration for the Old Securities to be purchased by the Company is the issuance of $1,000 principal amount at maturity of New Securities and an exchange fee of $1.00 for each $1,000 principal amount at maturity of Old Securities. The total consideration required to purchase all of the outstanding Old Securities is $378,135,000 principal amount at maturity of New Securities and $378,135 in cash. The exchange fee will be paid from the Company’s working capital.

     (b) Conditions. Not applicable.

     (d) Borrowed Funds. Not applicable.

Item 8. Interest In Securities Of The Subject Company

     None.

Item 9. Persons/Assets, Retained, Employed, Compensated Or Used

     (a) Solicitations and Recommendations. The information under the subheadings “The Exchange Offer — Other Fees and Expenses,” “The Exchange Offer — Exchange Agent,” “The Exchange Offer — Information Agent,” and “The Exchange Offer — Dealer Manager” in the Prospectus is incorporated herein by reference.

Item 10. Financial Statements

     (a)(1) The information on pages 26 through 55 in the Company’s Annual Report on Form 10-K for the fiscal years ended January 2, 2004 is incorporated herein by reference.

     (a)(2) The information on pages 1 through 13 of the Company’s Quarterly Report on Form 10-Q for the quarter ended October 1, 2004 is incorporated herein by reference.

     (a)(3) The information in the Prospectus under the heading “Ratios of Earnings to Fixed Charges” is incorporated herein by reference.

     (a)(4) At October 1, 2004, our book value per share was $17.91.

     (b)(1)-(3) Not applicable.

Item 11. Additional Information

     None.

Item 12. Exhibits

Exhibit No.	Description
(a)(1)(i)	Prospectus, dated November 8, 2004 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Registration Statement).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(a)(5)	Press Release, dated November 8, 2004 (filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 13e-4(c) under the Securities Exchange Act of 1934).

(b)	None.

(d)	None.

(g)	None.

(h)	Tax Opinion of Schiff Hardin LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information required by Schedule 13E-3.

     Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ANIXTER INTERNATIONAL INC.
By:	/s/ Dennis J. Letham
	Name:	Dennis J. Letham
	Title:	Senior Vice President - Finance and Chief Financial Officer

Dated: December 7, 2004